Exhibit 99.4

Frost & Sullivan Recognizes inContact as 2016 Leader in the North America
Hosted/Cloud Markets

inContact recognized for its technological innovation, product development, cloud solutions and overall leadership in the contact center industry

SALT LAKE CITY – January 5, 2017 – inContact, Inc., a NICE company (NASDAQ: NICE), the leading provider of cloud contact center software and workforce optimization tools, will receive the 2016 North American Award for Market Leadership in the Hosted/Cloud Automatic Call Distribution (ACD) and Workforce Optimization (WFO) markets at the Frost & Sullivan Excellence in Best Practices Awards Gala on January 11, 2017.

Each year, Frost & Sullivan presents this award to the company that has developed an innovative element in a product by leverage leading-edge technologies. The award recognizes the value-added features/benefits of the product and the increased ROI it offers customers, which in turn raises customer acquisition and overall market penetration potential.

"We are honored to receive this recognition and see it as further validation of our leadership position in the industry," said Paul Jarman, CEO at inContact. "This award from Frost & Sullivan substantiates our powerful combination of highly developed cloud technology with expert services, and a rich partner ecosystem, as the premier solution to help businesses achieve their customer service goals in the contact center market."

In 2016, inContact delivered three major updates to its Customer Interaction Cloud which focused on improvements to, and platform-wide integration of, Omnichannel Routing, Workforce Optimization and Analytics. Advancements in Omnichannel Routing were aimed at ensuring customers are connected to the right agent, regardless of the customer's preferred communication method. inContact Workforce Optimization upgrades and integrations drive greater efficiency and effectiveness through hybrid deployment models and a modern new interface that unifies and simplifies contact center administration. Furthermore, improvements to inContact Analytics provide actionable insights into every customer interaction to improve agent performance and elevate the customer experience.

"inContact maintains a strong in-house professional services team and mature service model with a proven and repeatable implementation methodology and high-touch aftercare services," said Frost & Sullivan Principal Analyst, Nancy Jamison. "Additionally, the acquisition of inContact by NICE has brought a new set of capabilities to the company. NICE's expansive R&D assets and intellectual property portfolio, along with a broad array of WFO capabilities, ensure that inContact customers will have an increasingly rich toolkit for their contact center operations."

Frost & Sullivan's Best Practices Awards recognize companies in a variety of regional and global markets for outstanding achievement in areas such as leadership, technological innovation, customer service, and product development. Industry analysts compare market participants and measure performance through in-depth interviews, analysis, and extensive secondary research.

Additional Information
•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About inContact, a NICE company

inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Gavin Gustafson
gavin.gustafson@incontact.com
+1-801-320-3323 (MT)

Investors Contact:
Marty Cohen
+1-917-545-1107 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.